Katherine R. Kelly
Vice President & Assistant General Counsel
345 Park Avenue New York, NY 10154-0037
Tel 212-546-4852 Fax 212-605-9475
katherine.kelly@bms.com

August 31, 2010

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bristol-Myers Squibb Company
Form 10-K for the Year Ended December 31, 2009 Filed February 19, 2010 File No. 1-1136

Dear Mr. Rosenberg:

This letter responds to the comment letter (the “Comment Letter”) dated August 13, 2010 regarding the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2009 (“2009 Form 10-K”) of Bristol-Myers Squibb Company (the “Company” or “BMS”). For your convenience, we reproduce in bold the text of your comment and follow with our own response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Product and Pipeline Development

1.	Please refer to your response to comment two. It appears that you consider only those investigational compound or product projects in phase III and whose R&D expenditures are 10% or more of R&D expenses to be significant projects. Disclose why you believe these are appropriate criteria for deeming a project significant for purposes including the disclosures we suggest in our previous comment. We do not believe that determination of significance is limited to the phase of the project or the amount of R&D expense incurred or to be incurred. Projects including those in other phases may also be significant when considering factors such as the expected effects on your cash flows or results of operations, which may be impacted by a new product introduction.

Mr. Jim B. Rosenberg	Page 2

We believe that our significant research and development (“R&D”) projects are those R&D projects that are in Phase III development (both investigational compounds in Phase III development for initial indications and marketed products that are in Phase III development for additional indications or formulations) because such projects constitute our late-stage development pipeline. We believe that the strategic decision by the Company to advance a project into Phase III and to invest in large-scale Phase III clinical trials is an important threshold and, therefore, we consider only those programs that have crossed this threshold into late-stage development to be significant. Our late-stage development projects are also the only R&D projects likely to have an impact on the Company’s revenues and earnings within the next three-to-five years.

In order for a new drug to reach the market for a particular indication, it must first complete Phase I, Phase II and Phase III clinical trials that have been designed specifically to support a new drug application for that indication, assuming the trials are successful. The R&D process typically takes twelve years or longer, with over three years often spent in Phase III development. Our most advanced pipeline compounds, ipilimumab and belatacept, for example, have been in Phase III development since 2004 and 2005, respectively. Given the expensive nature of Phase III clinical trials, which typically involve thousands of patients1 as compared to a few hundred at most in a Phase II trial, and the low probability of success from Phase II to Phase III (less than 33% industry-wide2), not every compound that completes Phase II moves into Phase III development. Because of the significant time and financial investment of Phase III clinical trials, the Company selects only the most promising compounds that successfully complete Phase II to advance into Phase III development.

Despite the promising early-stage results of many investigational compounds that successfully complete Phase II, based on industry-wide statistics, approximately 45% of the compounds that enter Phase III development never achieve regulatory approval.3 We do not expect that all of our Phase III compounds will be successful and, as such, we manage our R&D projects on a portfolio basis and continually evaluate our portfolio to ensure that we have a sufficient number of promising Phase III programs to support the future growth of the company.4 Although an industry-wide failure rate of approximately 45% for Phase III compounds may seem high, it is substantially lower than the 86% failure rate of Phase II compounds and over 90% failure rate of Phase I compounds.5 At these earlier stages of development, it is not clear which compounds will make it through to late-stage development and it would be premature to consider any of them significant. Once the Company decides that a particular compound shows sufficient promise to commit substantial resources behind it and move it into Phase III development, we believe it has reached a significant stage of development and it is important to disclose information about that compound to investors.

[1]	One of the ongoing Phase III trials for apixaban, which we are co-developing with Pfizer, Inc., has over 18,000 patients enrolled.
[2]

KMR Group, historical industry success rates. The 2005-2009 industry success rate was 25%. The KMR Group (“KMR”) is a leader in benchmarking, analytics and performance management, working exclusively in the biopharmaceutical industry since 1991.

[3]	KMR, 2005-2009 industry success rates.
[4]

It should be noted that, as disclosed in our filings with the Commission, the Company terminated two Phase III programs within the last twelve months and neither of these terminations had a significant impact on the Company’s expected future pipeline contributions, financial condition or long-term financial guidance.

[5]	KMR, 2005-2009 industry success rates.

Mr. Jim B. Rosenberg	Page 3

As stated in our letter to the Staff dated June 29, 2010 and disclosed in our Form 10-Q for the quarter ended June 30, 2010, no individual R&D project represented 10% or more of our total R&D expenses in any of the last three years. In fact, given our large R&D portfolio, the vast majority of our significant R&D projects individually represented less than 5% of our total R&D expenses. Despite this fact, we believe that all of them are significant enough to be disclosed for the reasons stated above. All of our other, non-significant R&D projects are substantially below this threshold.

In future filings, we will disclose the criteria for determining whether an R&D project is significant.

In connection with this response, BMS acknowledges that (i) BMS is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) BMS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852.

Sincerely,

/s/ Katherine R. Kelly
Katherine R. Kelly
Vice President & Assistant General Counsel

cc:	Charles Bancroft, Bristol-Myers Squibb Company Sandra Leung, Bristol-Myers Squibb Company
Joseph C. Caldarella, Bristol-Myers Squibb Company Robert Owens, Bristol-Myers Squibb Company